UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-186686

SAMSON RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Samson Plaza

Two West Second Street

Tulsa, OK 74103

(918) 591-1791

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

9.750% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒[1]

Approximate number of holders of record as of the certification or notice date: 45

[1]	Samson Resources Corporation (the “Company”) is a voluntary filer and is not subject to the filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is notice of the Company’s termination of its voluntary filing of the reports required to be filed by Section 13 or 15(d) of the Exchange Act. The Company will continue to comply with its reporting obligations under the indenture governing its 9.750% Senior Notes due 2020 and the credit agreements governing its reserve-based borrowing base revolving credit facility and second lien term loan credit facility by providing the required information under a password protected website.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAMSON RESOURCES CORPORATION

Date: August 17, 2015	By:	/s/ Philip W. Cook
Philip W. Cook
Executive Vice President and Chief Financial Officer